UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Sulliden Exploration Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Century Mining Corporation

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

None

(CUSIP Number of Class of Securities (if applicable))

J. Brad Wiggins

Theodora Oringher Miller & Richman P.C.
2029 Century Park East, 6th Floor
Los Angeles, CA 90067-2907
310-557-2009

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 28, 2007

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) See Exhibits 1.1 to 1.5 to this Form CB.

(b) Not applicable.

Item 2.	Informational Legends.

See page (iii) of Exhibit 1.2.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	See Exhibits 2.1 - 2.13 to this Form CB.

(3)	Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

(1)	Form F-X was previously filed with the Commission on May 25, 2007.

(2)	Not applicable.

Part III — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Margaret M. Kent
(Signature)

Margaret M. Kent, Chairman, President and Chief Executive Officer
(Name and Title)

November 29, 2007
(Date)

INDEX TO EXHIBITS

Exhibit
Number	Description

1.1	Letter to Sulliden Shareholders
1.2	Takeover Bid Circular
1.3	Letter of Transmittal
1.4	Notice of Guaranteed Delivery
1.5	Announcement of Offer to Purchase
2.1	Annual Information Form dated May 7, 2007 for the year ended December 31, 2006 (incorporated by reference to Exhibit 3.26 to the Form 40-F/A of Century Mining Corporation. filed on August 28, 2007)
2.2

Audited Consolidated Financial statements, and the related notes thereto, as at December 31, 2006 and 2005 and the Auditors’ Report thereon (incorporated by reference to Exhibit 3.25 to the Form 40-F of Century Mining Corporation. filed on May 25, 2007)

2.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006 (incorporated by reference to Exhibit 3.22 to the Form 40-F of Century Mining Corporation. filed on May 25, 2007)

2.4

Management Information Circular dated April 11, 2007 for Century’s annual and special meeting of shareholders held on May 7, 2007 (incorporated by reference to Exhibit 4.7 to the Form 40-F of Century Mining Corporation. filed on May 25, 2007)

2.5

Amended Unaudited Consolidated Interim Financial Statements and the related notes thereto for the six months ended June 30, 2007 and 2006 and filed on SEDAR on November 26, 2007 (incorporated by reference to Exhibit 99.1 to the Form 6-K of Century Mining Corporation for the month of November 2007)

2.6

Amended Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2007 and filed on SEDAR on November 26, 2007 (incorporated by reference to Exhibit 99.2 to the Form 6-K of Century Mining Corporation. for the month of November 2007)

2.7

Material Change Report dated April 16, 2007 in respect of Century’s announcement that its board of directors approved the adoption of a shareholder rights plan (incorporated by reference to Exhibit 2.6 to the Form 40-F of Century Mining Corporation. filed on May 25, 2007)

2.8

Material Change Report dated May 9, 2007 in respect of Century’s announcement that its wholly-owned subsidiaries, Century Finance and Century Peru, had signed agreements to purchase Rosario de Belen Mine and announcing a non-brokered private placement of units for proceeds of up to Cdn.$12.0 million (incorporated by reference to Exhibit 2.7 to the Form 40-F of Century Mining Corporation. filed on May 25, 2007)

2.9

Material Change Report dated May 16, 2007 in respect of Century’s announcement that its wholly-owned subsidiaries had entered into an agreement to acquire the Shahuindo Property and an option agreement to acquire the ATIMMSA Property, in northern Peru (incorporated by reference to Exhibit 2.8 to the Form 40-F of Century Mining Corporation. filed on May 25, 2007)

2.10

Material Change Report dated August 15, 2007 in respect of Century’s announcement that it had agreed to purchase the mining concessions and surface rights of the Huancacancha precious metal property in Peru (incorporated by reference to Exhibit 99.1 to the Form 6-K of Century Mining Corporation for the month of August 2007)

2.11

Material Change Report dated October 2, 2007 in respect of Century’s announcement of its termination of the purchase agreement for Huancacancha (incorporated by reference to Exhibit 99.1 to the Form 6-K of Century Mining Corporation for the month of October 2007)

2.12

Material Change Report dated October 5, 2007 in respect of Century’s announcement of its intention to make the Offer (incorporated by reference to Exhibit 99.2 to the Form 6-K of Century Mining Corporation for the month of October 2007)

2.13

Material Change Report dated November 7, 2007 in respect of Century’s announcement that it (i) has discontinued operations at its Sigma Mine and plans to ramp up production at its Lamaque Mine, (ii) has closed a private placement for gross proceeds of approximately US$7.3 million; and (iii) plans to raise between Cdn.$6 million and Cdn.$8 million through a private placement offering of units and flow-through shares. (incorporated by reference to Exhibit 99.3 to the Form 6-K of Century Mining Corporation for the month of November 2007)